3-21-02

[redacted]

02019541

UNITED STATES
AND EXCHANGE COMMISSION
'ashington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ıL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48212

SEC MAIL RECEIVED PROCESSING MAR 1 1 2002 WASHINGTON SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seapower Carpenter Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Park Plaza, Suite 950

(No. and Street)

Irvine, CA 92614

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Fleming (949) 261-8888

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation

(Name — if individual, state last, first, middle name)

111 W. Ocean Boulevard, Suite 2200, Long Beach, CA 90802

(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

CONTENTS

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Seapower Carpenter Capital, Inc.

We have audited the accompanying statement of financial condition of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Windes & McClaughry

Long Beach, California
January 26, 2002

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2001	2000
CASH AND CASH EQUIVALENTS	$ 57,418	$ 29,097
DUE FROM PARENT	60,605	72,105
TOTAL ASSETS	$ 118,023	$ 101,202

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER' S EQUITY		
Common stock, no par value, authorized 10,000 shares	$ 35,000	$ 35,000
Retained earnings	83,023	66,202
	118,023	101,202
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 118,023	$ 101,202

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF INCOME

	For the Year Ended December 31, 2001	2000
INVESTMENT BANKING	$ 627,398	$ 60,000
REAL ESTATE COMMISSIONS	111,406	41,763
	738,804	101,763
GENERAL AND ADMINISTRATIVE EXPENSES	710,370	272,371
INCOME (LOSS) FROM OPERATIONS	28,434	(170,608)
OTHER INCOME		
Interest income	687	1,778
INCOME (LOSS) BEFORE INCOME TAXES	29,121	(168,830)
PROVISION (CREDIT) FOR INCOME TAXES	12,300	(72,550)
NET INCOME (LOSS)	$ 16,821	($ 96,280)

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Shares Issued and Outstanding	Common Stock	Retained Earnings
BALANCE AT JANUARY 1, 2000	5,000	$ 35,000	$ 162,482
NET LOSS	____	______	(96,280)
BALANCE AT DECEMBER 31, 2000	5,000	35,000	66,202
NET INCOME	____	______	16,821
BALANCE AT DECEMBER 31, 2001	5,000	$ 35,000	$ 83,023

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 16,821	($ 96,280)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
(Increase) decrease in:		
Due from parent	11,500	(75,147)
Other assets		3,782
Net Cash Provided by (Used In) Operating Activities	28,321	(167,645)
NET CHANGE IN CASH AND CASH EQUIVALENTS	28,321	(167,645)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	29,097	196,742
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 57,418	$ 29,097

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Seapower Carpenter Capital, Inc. (the company) is presented to assist in understanding the company's financial statements.

Organization and Operations

Seapower Carpenter Capital, Inc. is incorporated under the laws of the State of California and is a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company (the parent).

The company, a registered broker-dealer with the Securities and Exchange Commission, provides professional securities services with a focus on private placements of securities for institutional clients, and mergers and acquisitions. These services are incidental to the financial consulting activities of the parent. The company is also a member of the National Association of Securities Dealers, Inc.

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial advisory services. Investment banking management fees are recorded on the closing date of the transaction.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 - Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company files its tax return on a consolidated basis with the parent under a tax sharing arrangement, which requires the company to provide for taxes on the "separate return" basis. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

NOTE 2 – Related Party Activities

The company's parent pays all the general and administrative expenses, which are allocated to the company through the due to or due from parent account on a discretionary basis. The due to or due from parent account is also credited or debited for the company's provision (credit) for income taxes.

NOTE 3 - Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the company had net capital of $57,418, which was $52,418 in excess of its required net capital of $5,000. The company's net capital ratio was 0 to 1.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 4 – Provision (Credit) for Income Taxes

The provision (credit) for income taxes consists of the following:

	For the Year Ended December 31,	
	2001	2000
Currently (receivable) payable	$ 12,300	($ 72,550)
	$ 12,300	($ 72,550)

NOTE 5 – Major Customers

Investment banking fees were earned 100% from two clients during each of the years ended December 31, 2001 and 2000.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Seapower Carpenter Capital, Inc.

We have audited the accompanying financial statements of Seapower Carpenter Capital, Inc. as of and for the year ended December 31, 2001 and have issued our report thereon dated January 26, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
January 26, 2002

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2001

CREDITS	
Stockholder's equity per company's unaudited X-17A-5 Part IIA Filing	$ 57,418
Audit Adjustment	60,605
STOCKHOLDER'S EQUITY PER FINANCIAL STATEMENTS	118,023
Nonallowable assets	
Due from parent	(60,605)
NET CAPITAL	57,418
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess net capital	$ 52,418
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1

The Independent Auditors' Report on Page 9 should be read in conjunction with these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2001

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company has complied with the exemptive provisions of Rule 15c3-3 as of December 31, 2001.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the company has complied with the exemptive provisions of Rule 15c3-3 as of December 31, 2001.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Seapower Carpenter Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Seapower Carpenter Capital, Inc. (the company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures at December 31, 2001, were adequate to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
January 26, 2002